UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-35404

EMX ROYALTY CORPORATION
(Translation of registrant’s name into English)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1XB
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F     [X] Form 40-F

SUBMITTED HEREWITH

Exhibits:

Exhibit 99.1 (Material Change Report), Exhibit 99.2 (Arrangement Agreement), Exhibit 99.3 (Form of Voting and Support Agreement for EMX D&Os), Exhibit 99.4 (Form of Voting and Support Agreement for Elemental D&Os), Exhibit 99.5.(Voting and Support Agreement for Tether Investment), Exhibit 99.6 (Voting and Support Agreement for Extract Advisors) and Exhibit 99.7 (Voting and Support Agreement for Paul Stephens) to this Report on Form 6-K of EMX Royalty Corporation (the “Company”) is deemed to be filed and incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the Company’s Registration Statements on Form S-8 (File No. 333-275554 and File No. 333-213709), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Exhibit	Description

99.1	Material Change Report
99.2	Arrangement Agreement
99.3	Form of Voting and Support Agreement for EMX D&OS
99.4	Form of Voting and Support Agreement for Elemental D&OS
99.5	Voting and Support Agreement for Tether Investment
99.6	Voting and Support Agreement for Extract Advisors
99.7	Voting and Support Agreement for Paul Stephens

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMX ROYALTY CORPORATION

(Registrant)

Date: September 11, 2025	By:	/s/ Rocio Echegaray

	Name:	Rocio Echegaray
	Title:	Corporate Secretary